================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 2006

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F [X]  FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  YES [ ]   NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

================================================================================

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 2006

                                      INDEX

PART I  FINANCIAL INFORMATION

     Item 1.  Financial Statements

              Unaudited Consolidated Financial Statements

                   Consolidated Balance Sheets

                   Consolidated Statements of Income

                   Consolidated Statement of Changes in Shareholders' Equity

                   Consolidated Statements of Cash Flows

                   Notes to Unaudited Consolidated Financial Statements

     Item 2.  Operating and Financial Review and Prospects

PART II  OTHER INFORMATION

     Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

     Item 2. Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I   FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS

         (dollar and share amounts in thousands, except per share data)

                                                                                                     AS OF
                                                                                        -------------------------------
                                                                                        DECEMBER 31,     SEPTEMBER 30,
                                                                                            2006              2006
                                                                                        -----------      --------------
                                                                                        (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                            $   565,295       $   607,187
   Short-term interest-bearing investments                                                  453,235           372,194
   Accounts receivable, net                                                                 419,438           425,805
   Deferred income taxes and taxes receivable                                               135,534           136,044
   Prepaid expenses and other current assets                                                 90,724            97,476
                                                                                        -----------       -----------
         Total current assets                                                             1,664,226         1,638,706

Equipment, vehicles and leasehold improvements, net                                         227,644           220,290
Deferred income taxes                                                                       146,378           133,690
Goodwill                                                                                  1,467,726         1,461,606
Intangible assets, net                                                                      338,237           347,716
Other noncurrent assets                                                                     166,482           160,820
                                                                                        -----------       -----------
         Total assets                                                                   $ 4,010,693       $ 3,962,828
                                                                                        ===========       ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                     $   125,983       $   148,398
   Accrued expenses and other current liabilities                                           244,412           270,268
   Accrued personnel costs                                                                  196,609           178,441
   Short-term portion of financing arrangements                                               1,985             1,963
   Deferred revenue                                                                         211,212           253,376
   Deferred income taxes and taxes payable                                                  173,557           179,241
                                                                                        -----------       -----------
         Total current liabilities                                                          953,758         1,031,687

Convertible notes                                                                           450,000           450,000
Deferred income taxes                                                                       129,393           129,339
Noncurrent liabilities and other                                                            196,861           197,637
                                                                                        -----------       -----------
         Total liabilities                                                                1,730,012         1,808,663
                                                                                        -----------       -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; (pound)0.01 par value; 0 shares
     issued and outstanding                                                                      --                --
   Ordinary Shares - Authorized 550,000 shares; (pound)0.01 par value; 234,857 and
     233,932 issued and 207,718 and 206,793 outstanding, respectively                         3,781             3,763
   Additional paid-in capital                                                             2,066,904         2,035,309
   Treasury stock, at cost - 27,139 Ordinary Shares                                        (602,392)         (602,392)
   Accumulated other comprehensive income                                                     4,284             2,723
   Retained earnings                                                                        808,104           714,762
                                                                                        -----------       -----------
         Total shareholders' equity                                                       2,280,681         2,154,165
                                                                                        -----------       -----------
         Total liabilities and shareholders' equity                                     $ 4,010,693       $ 3,962,828
                                                                                        ===========       ===========

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

         (dollar and share amounts in thousands, except per share data)

                                                THREE MONTHS ENDED
                                                    DECEMBER 31,
                                               ----------------------
                                                 2006         2005
                                               --------      --------
Revenue:
  License                                      $ 31,744      $ 31,661
  Service                                       659,288       555,367
                                               --------      --------
                                                691,032       587,028
                                               --------      --------
Operating expenses:
  Cost of license                                 1,069         1,062
  Cost of service                               435,121       374,051
  Research and development                       60,468        43,114
  Selling, general and administrative            89,170        78,550
  Amortization of purchased intangible
     assets                                      17,698         7,572
                                               --------      --------
                                                603,526       504,349
                                               --------      --------

Operating income                                 87,506        82,679

Interest income and other, net                   11,739         8,414
                                               --------      --------
Income before income taxes                       99,245        91,093
Income taxes                                      5,903        15,759
                                               --------      --------
Net income                                     $ 93,342      $ 75,334
                                               ========      ========
Basic earnings per share                       $   0.45      $   0.38
                                               ========      ========
Diluted earnings per share                     $   0.42      $   0.36
                                               ========      ========

Basic weighted average number of shares
   outstanding                                  206,450       200,525
                                               ========      ========
Diluted weighted average number of shares
   outstanding                                  222,718       214,871
                                               ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                     (dollar and share amounts in thousands)

                                                                                         Accumulated
                                    Ordinary Shares          Additional                      Other                       Total
                             ---------------------------      Paid-in      Treasury      Comprehensive   Retained    Shareholders'
                               Shares            Amount       Capital        Stock           Income       Earnings       Equity
                             -----------      -----------   -----------   -----------    -------------  -----------  -------------
BALANCE AS OF SEPTEMBER 30,
 2006                            206,793      $     3,763   $ 2,035,309   $  (602,392)   $     2,723    $   714,762   $ 2,154,165
Comprehensive income:
  Net income                          --               --            --            --             --         93,342        93,342
  Unrealized gain on
     foreign currency
     hedging contracts, net
     of $825 tax                      --               --            --            --          1,667             --         1,667
  Unrealized loss on
     short-term
     interest-bearing
     investments, net of
     $(9) tax                         --               --            --            --           (106)            --          (106)
                                                                                                                      -----------
  Comprehensive income                --               --            --            --             --             --        94,903
                                                                                                                      -----------
Employee stock options
   exercised                         804               16        15,484            --             --             --        15,500
Issuance of restricted
   stock, net of
   cancellations                     121                2            --            --             --             --             2
Tax benefit of stock
   options exercised                  --               --           774            --             --             --           774
Equity-based compensation
   expense related to
   employees                          --               --        15,325            --             --             --        15,325
Equity-based compensation
   expense related to non
   employee stock options             --               --            12            --             --             --            12
                             -----------      -----------   -----------   -----------    -----------    -----------   -----------
BALANCE AS OF  DECEMBER 31,
  2006                           207,718      $     3,781   $ 2,066,904   $  (602,392)   $     4,284    $   808,104   $ 2,280,681
                             ===========      ===========   ===========   ===========    ===========    ===========   ===========

As of December 31, 2006 and September 30, 2006, accumulated other comprehensive income is comprised of unrealized gain on foreign currency hedging contracts, net of tax, of $4,509 and $2,841, respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(225) and $(118), respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                              (dollar in thousands)

                                                               THREE MONTHS ENDED DECEMBER 31,
                                                               ------------------------------
                                                                 2006                 2005
                                                               ---------           ---------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                     $  93,342           $  75,334
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                  38,042              28,632
   (Gain) loss on sale of equipment                                 (171)                 73
   Equity-based compensation expense                              15,325              11,060
   Deferred income taxes                                          (2,928)              5,827
   Excess tax benefit from equity-based compensation                (154)               (610)
   Realized gain from short-term interest-bearing
     investments                                                  (1,255)             (2,355)
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                             7,113             (39,250)
   Prepaid expenses and other current assets                       7,280              (3,641)
   Other noncurrent assets                                        (6,091)             (2,433)
   Accounts payable and accrued expenses                          11,390              26,240
   Deferred revenue                                              (46,986)            (14,066)
   Income taxes payable                                          (19,884)               (953)
   Noncurrent liabilities and other                                4,058                (384)
                                                               ---------           ---------
Net cash provided by operating activities                         99,081              83,474
                                                               ---------           ---------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                    450               1,143
Payments for purchase of equipment, vehicles and
     leasehold improvements                                      (50,568)            (14,059)
Proceeds from sale of short-term interest-bearing
     investments                                                 216,001             173,727
Purchase of short-term interest-bearing investments             (295,903)           (419,803)
Net cash paid for acquisition                                    (26,595)             (1,406)
                                                               ---------           ---------
Net cash used in investing activities                           (156,615)           (260,398)
                                                               ---------           ---------

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised                    15,500               8,146
Excess tax benefit from equity-based compensation                    154                 610
Principal payments under financing arrangements and
  other                                                               --              (3,708)
Principal payments on capital lease obligations                      (12)             (1,288)
                                                               ---------           ---------
Net cash provided by financing activities                         15,642               3,760
                                                               ---------           ---------

Net decrease in cash and cash equivalents                        (41,892)           (173,164)
Cash and cash equivalents at beginning of period                 607,187             707,552
                                                               ---------           ---------
Cash and cash equivalents at end of period                     $ 565,295           $ 534,388
                                                               =========           =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                                $  22,754           $  10,644
   Interest                                                          441                 282

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.    BASIS OF PRESENTATION

            Amdocs Limited (the "Company") is a leading provider of software products and services primarily to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable their customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates, and provides managed services for information system solutions primarily for leading communications companies throughout the world.

            The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

            The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

            The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2006, set forth in the Company's Annual Report on Form 20-F filed on December 13, 2006 with the U.S. Securities and Exchange Commission (the "SEC").

            Reclassification

            Certain immaterial amounts in prior year financial statements have been reclassified to conform to the current year presentation.

2.    RECENT ACCOUNTING PRONOUNCEMENTS

            In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect that the application of SFAS 157 will have on its consolidated results of operations and financial condition.

            In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

Company applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

            In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its consolidated results of operations and financial condition.

            In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise, would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In January 2007, the FASB issued Statement 133 Implementation Issue No. B40 "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets", which provides a possibility of an exemption from bifurcation analysis in paragraph 13(b) of Statement 133 for certain securitized interests in prepayable financial assets. The Company applied the provisions of SFAS 155 and Statement 133 Implementation Issue No. B40 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

3.    ACCOUNTS RECEIVABLE, NET

            Accounts receivable, net consists of the following:

                                              AS OF
                                  ------------------------------
                                  DECEMBER 31,     SEPTEMBER 30,
                                     2006             2006
                                  ------------     -------------
Accounts receivable - billed      $  373,520       $  383,763
Accounts receivable - unbilled        60,866           54,117
Less - allowances                    (14,948)         (12,075)
                                  ----------       ----------
Accounts receivable, net          $  419,438       $  425,805
                                  ==========       ==========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

4.    COMPREHENSIVE INCOME

            Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

            The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                            THREE MONTHS ENDED
                                               DECEMBER 31,
                                      -----------------------------
                                          2006             2005
                                      ------------     ------------
Net income                            $   93,342       $   75,334
Other comprehensive income (loss):
  Unrealized gain on foreign
   currency hedging contracts, net
   of tax                                  1,667            2,653
  Unrealized (loss) gain on
   short-term interest-bearing
   investments, net of tax                  (106)              50
                                      ----------       ----------
Comprehensive income                  $   94,903       $   78,037
                                      ==========       ==========

5.    INCOME TAXES

            The provision for income taxes for the following periods consisted of:

                                            THREE MONTHS ENDED
                                               DECEMBER 31,
                                      -----------------------------
                                         2006             2005
                                      ------------     ------------
Current                               $    3,744       $    9,932
Deferred                                   2,159            5,827
                                      ----------       ----------
                                      $    5,903       $   15,759
                                      ==========       ==========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                      THREE MONTHS ENDED
                                        DECEMBER 31,
                                    ---------------------
                                       2006        2005
                                    ---------   ---------
Statutory Guernsey tax rate             20%         20%
Guernsey tax-exempt status             (20)        (20)
Foreign taxes (1)                       11          18
                                    ---------------------

Income tax rate before effect of
  acquisition-related costs, and
  equity-based compensation
  expense                               11          18
Effect of acquisition-related
  costs and stock based
  compensation expense                  (5)         (1)
                                    ---------------------
                                         6%         17%
                                    ---------------------

(1) The three months ended December 31, 2006 includes the Company's net release of $8,748 of tax reserves attributable to a resolved tax audit of a prior year, as well as changes in the Company's tax reserves made during the quarter in the ordinary course of business.

      As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable to foreign taxes.

      As of December 31, 2006, deferred tax assets of $30,340, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes or through goodwill when it relates to a business combination.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

6.    EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                          THREE MONTHS ENDED
                                              DECEMBER 31,
                                         ---------------------
                                            2006       2005
                                         ---------   ---------
Numerator:
   Numerator for basic earnings per
     share                               $ 93,342    $ 75,334
   Effect of assumed conversion of
     convertible notes                        985       1,000
                                         --------    --------
   Numerator for diluted earnings per
     share                               $ 94,327    $ 76,334
                                         ========    ========
Denominator:
   Denominator for basic earnings per
     share -  weighted average number
     of shares outstanding                206,450     200,525
   Effect of assumed conversion of
     convertible notes                     10,436      10,436
   Effect of dilutive stock options
     granted                                5,522       3,870
   Effect of restricted stock issued          310          40
                                         --------    --------
   Denominator  for diluted earnings
     per share - adjusted weighted
     average shares and assumed
     conversions                          222,718     214,871
                                         ========    ========

  Basic earnings per share               $   0.45    $   0.38
                                         ========    ========

  Diluted earnings per share             $   0.42    $   0.36
                                         ========    ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

7.    ACQUISITIONS

            CRAMER

            On August 14, 2006, the Company acquired all of the capital stock of Cramer Systems Group Limited, or Cramer, a privately-held leading provider of operations support systems (OSS) solutions. The Company expects that this acquisition will enable it to leverage and greatly enhance its current assets in the BSS (business support systems) and OSS market.

            The aggregate purchase price for Cramer was $421,182, which consisted of $412,775 in cash (including cash on hand), $2,228 related to the assumption of stock options and restricted shares held by Cramer employees and $6,179 of transaction costs. The purchase price was adjusted in the first quarter of fiscal 2007 as a result of post closing adjustments which were not material. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the fair value of the restricted shares was valued based on the market value of the underlying shares at the date of grant.

            The following is the allocation of the purchase price:

Assets acquired                                    $  93,797

Liabilities assumed                                  (72,748)
                                                   ---------
Net assets acquired                                   21,049
Core technology                                       88,690
Customer arrangements                                 69,043
Trademark                                              2,160
In-process research and development                   17,310
Deferred taxes resulting from the difference
  between the assigned value of certain assets
  and their respective tax bases and loss carry
  forward, net                                       (31,816)
Goodwill                                             254,746
                                                   ---------
                                                   $ 421,182
                                                   =========

            QPASS

            On May 31, 2006, the Company acquired all of the capital stock of Qpass Inc., or Qpass, a leading provider of digital commerce software and solutions. The Company expects that this acquisition will allow it to support service providers and media companies seeking to launch and monetize digital content, and believes that this acquisition positions it as the leader in the emerging digital content market.

            The aggregate purchase price for Qpass was $282,015, which consisted of $274,024 in cash, $2,405 related to the assumption of stock options held by Qpass employees and $5,586 of transaction costs. The fair value of the stock options was estimated using the Black-Scholes option pricing model.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

            DST INNOVIS

            On July 1, 2005, the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband cable and satellite companies. The purchase price for DST Innovis was $237,461, which included $3,150 of transaction costs.

            In addition, the Company commenced integration activities with respect to the DST Innovis business based on a plan to exit specific research and development activities and to terminate employees associated with these activities. The liabilities associated with this plan, which were recorded as part of the purchase accounting, are presented in the following table:

                                CONTRACTUAL
                                OBLIGATIONS     OTHER        TOTAL
                                -----------   ----------   ----------
Balance as of October 1, 2006   $   6,875     $    112     $  6,987
Cash payments                        (314)          --         (314)
                                ---------     --------     --------
Balance as of December 31,
2006                            $   6,561     $    112     $  6,673
                                =========     ========     ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

8.    EMPLOYEE BENEFITS

      The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for employees of a Canadian subsidiary based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a trust established by Bell Canada for the collective investment of registered pension plan assets.

      The net periodic benefit costs under these plans for the three months ended December 31, 2006 and 2005, were as follows:

                                     THREE MONTHS ENDED          THREE MONTHS ENDED
                                      DECEMBER 31, 2006           DECEMBER 31, 2005
                                  ------------------------    ------------------------
                                    PENSION       OTHER        PENSION        OTHER
                                   BENEFITS      BENEFITS      BENEFITS      BENEFITS
                                  ----------    ----------    ----------    ----------
Service costs                     $    308      $     50      $    769      $    102
Interest on benefit obligations        700           128           956           166
Expected return on plan assets        (666)           --          (796)           --
Curtailment and other                   --          (168)           --            --
                                  --------      --------      --------      --------
                                  $    342      $     10      $    929      $    268
                                  ========      ========      ========      ========

      In the three months ended December 31, 2006, the Company made contributions of $744 to the pension plan and $113 for other benefits. The Company expects to make contributions for the fiscal year ending September 30, 2007 of approximately $1,700 to the pension plan and $200 for other benefits.

9.    STOCK OPTION AND INCENTIVE PLAN

      In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of Ordinary Shares issuable under the Plan. In January 2006, the maximum number of Ordinary Shares authorized to be granted under the Plan was increased from 38,300 to 46,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years. In the fourth quarter of fiscal 2005, the Company commenced routinely granting restricted shares and the Company's equity-based grant package may be comprised of restricted stock awards and a fewer number of stock options.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

      The following table summarizes information about options to purchase the Company's Ordinary Shares, as well as changes during the three month period ended December 31, 2006:

                                                                         WEIGHTED
                                                            WEIGHTED     AVERAGE
                                                            AVERAGE     REMAINING
                                                NUMBER OF   EXERCISE   CONTRACTUAL
                                                 OPTIONS     PRICE        TERM
                                                ---------   --------   -----------
Outstanding as of October 1, 2006                  22,794   $  29.02

Granted                                               882      38.97
Exercised                                            (804)     19.28
Forfeited                                            (189)     35.71
                                                ---------
Outstanding as of December 31, 2006                22,683   $  29.70          6.39
                                                =========   ========   ===========

Exercisable on December 31, 2006                   14,100   $  30.68          5.05
                                                =========   ========   ===========

      The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the three month period ended on December 31, 2006:

                                                                                 WEIGHTED
                                                             NUMBER OF        AVERAGE GRANT
                                                              SHARES         DATE FAIR VALUE
                                                          ---------------    ---------------
Outstanding unvested shares as of October 1, 2006                     780    $         32.89

Granted                                                               126              38.94
Vested                                                                (82)             29.16
Forfeited                                                              (5)             40.69
                                                          ---------------    ---------------
Outstanding unvested shares as of
December 31, 2006                                                     819    $         34.15
                                                          ===============    ===============

      As of December 31, 2006, there was $62,554 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

      On October 1, 2005, the Company adopted FASB Statement No. 123 (revised
2004), "Share-Based Payment," a revision of SFAS No. 123 ("SFAS 123(R)"). SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the income

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

statement based on their fair values. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

      Employee equity-based compensation pre-tax expense under SFAS 123(R) for the three months ended December 31, 2006 and 2005 was as follows:

                                                    THREE MONTHS ENDED
                                                ---------------------------
                                                 DECEMBER 31,   DECEMBER 31,
                                                    2006           2005
                                                ------------   ------------
Cost of service                                 $      6,322   $      4,355
Research and development                               1,778          1,089
Selling, general and administrative                    7,225          5,616
                                                ------------   ------------
Total                                           $     15,325   $     11,060

      The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended December 31, 2006 and 2005 was $2,392 and $1,403, respectively.

      The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards and recognizes compensation costs using the graded vesting attribution method. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

                                                    THREE MONTHS ENDED
                                                        DECEMBER 31,
                                                ---------------------------
                                                    2006          2005
                                                ------------   ------------
Risk-free interest rate (1)                             4.46%          4.45%
Expected life of stock options (2)                      4.36           4.50
Expected volatility (3)                                 0.33           0.35
Expected dividend yield (4)                             None           None

Fair value per option                           $      13.14   $       9.69

(1) Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company's employee stock options.

(2)   Expected life of stock options is based upon historical experience.

(3) Expected volatility for the three months ended December 31, 2006 and 2005 is based on a combination of implied volatility of the Company's traded options and historical stock price volatility ("blended volatility"). The selection of the blended volatility approach was based upon the availability of traded options on the Company's shares and the Company's assessment that blended volatility is more representative of future share price trends than historical volatility.

(4) Expected dividend yield is based on the Company's history and future expectation of dividend payouts.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

            Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

10.   CONTINGENCIES

            Legal Proceedings

            The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

            The Company generally sells its products with a limited warranty for a period of 90 days. The Company's policy is to account for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2006 and 2005.

            The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

11.   SUBSEQUENT EVENT

            On January 3, 2007, the Company signed an agreement to acquire SigValue Technologies, Inc. ("SigValue"), a provider of an integrated billing, customer care, and service control platform designed for telecommunications service providers in high-growth emerging markets around the world, where the customer base is predominantly composed of mobile pre-paid subscribers. Prior to the acquisition the Company owned 14% of SigValue's outstanding capital stock. Under the terms of the agreement, the Company will acquire all of SigValue's remaining share capital for approximately $54,000 in cash, net of cash on hand. The Company expects to complete this acquisition during the second quarter of fiscal 2007, subject to regulatory approvals and other conditions customary to such transactions. The Company expects that this acquisition will expand its offering for the fast growing emerging markets.

ITEM  2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

          This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could", and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

          Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2006 that we filed on December 13, 2006 with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

          In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries including:

    -     the factors that affect our business,

    - our revenue and costs for the three months ended December 31, 2006 and 2005,

    - the reasons why such revenue and costs were different from period to period,

    -     the sources of our revenue,

    -     how all of this affects our overall financial condition,

    - our capital expenditures for the three months ended December 31, 2006 and 2005,

    - the changes in our business, including those resulting from acquisitions of other businesses, and

    - the sources of our cash to pay for future capital expenditures and possible acquisitions.

          In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three months ended December 31, 2006 and 2005. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

            Consolidation in the communications industry is continuing, and competition among incumbent and new entrant service providers is intensifying.

            At the same time, convergence is accelerating, with consumers expecting continuous access to next-generation, bundled voice, data and video services through any device. We believe service providers are responding to this challenge and are seeking to develop new revenue streams that take advantage of ubiquitous connectivity and convergence.

            In this changing environment, we believe service providers will succeed if they differentiate themselves by delivering a customer experience that is simple, personal, and valuable at every point of service. We believe this will require service providers to adopt the strategy of integrated customer management, or ICM.

            We refer to Amdocs systems as ICM-Enabling Systems because they allow many of the world's leading service providers to deliver an intentional, integrated and innovative customer experience:

              - an intentional experience by offering consistency and simplicity across any device, channel or network;

              - an integrated experience by providing integrated business and operational service support, maximizing operational excellence for a total cost of service advantage for service providers;

              - innovative experience by supporting sophisticated multi-play, internet protocol (IP) and digital content services for a unique time-to-leadership advantage.

            We provide software, services and industry expertise to help our customers execute ICM strategies and achieve service, operational and financial excellence.

            Our market focus is primarily tier one and tier two companies in the communications industry, including leading wireline and wireless telecommunications, broadband cable and satellite companies. In fiscal 2006, we acquired Qpass Inc. and Cramer Systems Group Limited - which we refer to as Qpass and Cramer - to further enhance our portfolio of products offerings, provide a complete end-to-end offering (combined business support and operations support systems, or BSS/OSS) and meet the growing demand for the delivery of next-generation services.

            We believe that the digital content space promises to be a key growth area. Our acquisition of Qpass allows us to offer a broader set of solutions to service providers and media companies seeking to launch and monetize new IP-based services and content. With this acquisition, we believe that Amdocs is now well positioned to be the leader in this emerging market.

            We also have strengthened our presence in the OSS area by acquiring Cramer, a leading provider of OSS solutions. It is critical for service providers to automate and integrate the BSS and OSS business processes in order to offer provisioning, immediate activation and service assurance. We believe that this acquisition will enable us to offer service providers the ability to integrate those business processes and, as a result, rapidly introduce new offerings, significantly reduce cost of operations and focus on customers.

            We operate in a challenging and changing environment. We believe service providers are responding to the challenges they face by seeking to develop new revenue streams that take advantage of ubiquitous connectivity and convergence. Although the pace at which service providers are embarking on transformation projects is not at the same pace as we expected, we continue to regard these projects as a long-term industry trend that will continue to drive the demand for our ICM-Enabling Systems. We estimate that the increasing need for our customers to achieve integrated customer management, and our ability to address this demand, will continue to drive our growth in fiscal year 2007.

OFFERINGS

            Amdocs provides a broad portfolio of integrated, modular software products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services. Our portfolio of product offerings includes revenue management (including billing, mediation and partner settlement), customer management (including ordering, customer relationship management, or CRM and self-service), service and resource management (including planning, fulfillment and customer-centric assurance) and digital commerce management (including content revenue management). We refer to these offerings collectively as ICM Enabling Systems.

            Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

            We have designed the Amdocs ICM Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, IP, broadband, content, electronic and mobile commerce. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services. All IT and Managed Services are provided to our customers on a fixed or unit charge basis or a combination of the two.

            We are also leveraging our experience by working with service providers in the financial services sector, because some of the challenges faced by companies in this sector are similar to those encountered by communications service providers.

            We conduct our business globally, and, as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications industry. We maintain development facilities in Canada, China, Cyprus, India, Ireland, Israel and the United States.

            We believe that demand for our ICM Enabling Systems is primarily driven by the following key factors:

      -     Industry transformation, including:

              -   global use of communications and content services,

              -   increase in digital and mobile commerce,

              -   ongoing consolidation within the communications industry, and

              - continued convergence of communications, broadband cable and satellite industries.

      -     Technology advances, such as:

              - emergence of new communications products and services, especially video, broadband, data and content services, including IP-based services, such as Internet Protocol Television (IPTV) and Voice over IP (VoIP),

              - evolution to next generation networks such as IP Multimedia Subsystem (IMS), that enable truly converged services offerings like fixed-mobile convergence, and

              - technological changes, such as the introduction of 3G wireless technology, next-generation content systems and WiFi- and WiMax- based access technologies.

    -   Customer focus, such as:

            - the desire of service providers to focus on their customers in order to build profitable customer relationships,

            - the "authority shift" toward the consumer, with customers demanding new, innovative services that can be accessed anytime and anywhere, as well as higher levels of customer service, and

            - the need for service providers to differentiate themselves by creating a unique and mutually valuable customer experience.

    -   The need for operational efficiency, including :

            -   the shift from in-house management to vendor solutions,

            - business needs of service providers to reduce costs and lower total cost of ownership while retaining high value customers in a highly competitive environment,

            - automating and integrating business processes that span across business support systems (BSS) and operations support systems
                (OSS), and

            - OSS transformation projects, designed to transform fragmented legacy OSS systems that can make it difficult to introduce new services in a timely and cost-effective manner.

        As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. For example, on January 3, 2007, we signed an agreement to acquire SigValue Technologies, Inc., which we refer to as SigValue, a provider of an integrated billing, customer care and service control platform designed for telecommunication service providers in high-growth emerging markets around the world, where the customer base is predominantly composed of mobile pre-paid subscribers. Prior to the acquisition we owned 14% of SigValue's outstanding capital stock. Under the terms of the agreement, we will acquire all of SigValue's remaining share capital for approximately $54 million in cash, net of cash on hand. We expect to complete this acquisition during the second quarter of fiscal 2007, subject to regulatory approvals and other conditions customary to such transactions. We expect that this acquisition will expand our offering for the fast growing emerging markets.

        We derive our revenue principally from:

    - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

    -   providing Managed Services and other related IT services, and

    - recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

        Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In

Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

          Revenue from Managed Services arrangements (from the sale of ICM Enabling Systems and Directory Systems) is included in both license and service revenue. Managed Services projects are a significant part of our business, accounting for approximately 40% and 35% of our total revenue in the first quarters of fiscal 2007 and 2006, respectively, and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation.

RECENT ACCOUNTING STANDARDS

          In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the effect that the application of SFAS 157 will have on our consolidated results of operations and financial condition.

          In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Financial Statements - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We applied the provisions of SAB 108 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

          In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," An Interpretation of SFAS No. 109, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our consolidated results of operations and financial condition.

          In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," an amendment of FASB Statement No. 133 and 140 ("SFAS 155"), which permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise, would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In January 2007, the FASB issued Statement 133 Implementation Issue No. B40 "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets", which provides a possibility of an exemption from bifurcation analysis in paragraph 13(b) of Statement 133 for certain securitized interests in prepayable financial assets. We applied the provisions of SFAS 155 and Statement 133 Implementation Issue No. B40 in the first quarter of fiscal 2007 and there was no impact to the consolidated financial statements.

RESULTS OF OPERATIONS

      The following table sets forth for the three months ended December 31, 2006 and 2005 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                           THREE MONTHS ENDED
                                                               DECEMBER 31,
                                                      -----------------------------
                                                          2006             2005
                                                      ------------     ------------
Revenue:
  License.........................................             4.6%             5.4%
  Service.........................................            95.4             94.6
                                                      ------------     ------------
                                                             100.0            100.0
                                                      ------------     ------------
Operating expenses:
  Cost of license.................................             0.2              0.2
  Cost of service.................................            63.0             63.7
  Research and development........................             8.7              7.3
  Selling, general and administrative.............            12.9             13.4
  Amortization of purchased intangible assets.....             2.5              1.3
                                                      ------------     ------------
                                                              87.3             85.9
                                                      ------------     ------------
Operating income..................................            12.7             14.1
Interest income and other, net....................             1.7              1.4
                                                      ------------     ------------
Income before income taxes........................            14.4             15.5
Income taxes......................................             0.9              2.7
                                                      ------------     ------------
Net income........................................            13.5%            12.8%
                                                      ============     ============

      THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005

      The following is a tabular presentation of our results of operations for the three months ended December 31, 2006 compared to the three months ended December 31, 2005. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                                              THREE MONTHS ENDED
                                                                  DECEMBER 31,              INCREASE (DECREASE)
                                                          ---------------------------   ---------------------------
                                                             2006            2005         AMOUNT             %
                                                          ------------   ------------   ------------   ------------
                                                                        (in thousands)
                                                          ------------------------------------------
Revenue:
   License.............................................   $     31,744   $     31,661   $         83         0.3%
   Service.............................................        659,288        555,367        103,921        18.7
                                                          ------------   ------------   ------------
                                                               691,032        587,028        104,004        17.7
                                                          ------------   ------------   ------------
Operating expenses:
   Cost of license.....................................          1,069          1,062              7         0.7
   Cost of service.....................................        435,121        374,051         61,070        16.3
   Research and development............................         60,468         43,114         17,354        40.3
   Selling, general and administrative.................         89,170         78,550         10,620        13.5
   Amortization of purchased intangible assets.........         17,698          7,572         10,126       133.7
                                                          ------------   ------------   ------------
                                                               603,526        504,349         99,177        19.7
                                                          ------------   ------------   ------------

Operating income.......................................         87,506         82,679          4,827         5.8
Interest income and other, net.........................         11,739          8,414          3,325        39.5
                                                          ------------   ------------   ------------
Income before income taxes.............................         99,245         91,093          8,152         8.9
Income taxes...........................................          5,903         15,759         (9,856)      (62.5)
                                                          ------------   ------------   ------------
Net income.............................................   $     93,342   $     75,334   $     18,008        23.9%
                                                          ============   ============   ============

      REVENUE. Total revenue increased by $104.0 million, or 17.7%, in the three months ended December 31, 2006 to $691.0 million from $587.0 million in the three months ended December 31, 2005. Approximately 46% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006, and the remainder was primarily attributable to additional revenue from consolidation projects for tier one customers.

      License and service revenue attributable to the sale of ICM-Enabling Systems was $619.4 million in the three months ended December 31, 2006, an increase of $100.5 million, or 19.4%, over the three months ended December 31, 2005. Approximately 48% of the increase was attributable to revenue contributed by acquisitions made during fiscal 2006, and the remainder was primarily attributable to additional revenue from consolidation projects for tier one customers. License and service revenue resulted from the sale of ICM-Enabling Systems represented 89.6% and 88.4% of our total revenue in the three months ended December 31, 2006 and 2005, respectively. We believe the demand for our ICM-Enabling Systems is primarily driven by the need of communications service providers to develop new revenue streams, to rapidly introduce new offerings and to focus on their customers. Although the pace at which service providers are embarking on transformation projects is not as we expected, we continue to regard these projects as a long term industry trend that will continue to drive the demand for our ICM-Enabling Systems.

      License and service revenue attributable to the sale of Directory Systems was $71.6 million in the three months ended December 31, 2006, an increase of $3.5 million, or 5.1%, over the three months ended December 31, 2005. The increase in Directory Systems revenue in the three months ended December 31, 2006 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 10.4% and 11.6% of our total revenue in the three months ended December 31, 2006 and 2005, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will increase slightly in fiscal 2007.

      In the three months ended December 31, 2006, revenue from customers in North America, Europe and the rest of the world accounted for 68.6%, 21.9% and 9.5%, respectively, of total revenue compared to 73.1%, 18.4% and 8.5%, respectively, in the three months ended December 31, 2005. Revenue from customers in North America increased in absolute amounts, but the increase was less than the 17.7% increase in our total revenue which resulted in a decrease in revenue from customers in North America as a percentage of total revenue. Approximately 56% of the increase in revenue from customers in Europe, in absolute amount, was attributable to revenues contributed by acquisitions made during fiscal 2006, and the remainder was primarily attributable to projects for tier one and tier two customers. The increase in revenue from customers in the rest of the world in the three months ended December 31, 2006 was attributable primarily to revenue contributed in Asia Pacific.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended December 31, 2006 and 2005, cost of license as a percentage of license revenue was 3.4%.

      COST OF SERVICE. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense, warranty expense and costs of third-party products. The increase in cost of service in the three months ended December 31, 2006 was 16.3%, which is less than the increase in our total revenue in the three months ended December 31, 2006. As a percentage of revenue, cost of service was 63.0% in the three months ended December 31, 2006, compared to 63.7% in the three months ended December 31, 2005. Our cost of service and gross margin may vary depending on the types and geographic locations of projects that we undertake.

      RESEARCH AND DEVELOPMENT. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $17.4 million, or 40.3%, in the three months ended December 31, 2006 to $60.5 million from $43.1 million in the three months ended December 31, 2005. Research and development expense increased as a percentage of revenue from 7.3% in the three months ended December 31, 2005 to 8.7% in the three months ended December 31, 2006. The increase in research and development expense was attributable mainly to research and development activities related to our fiscal 2006 acquisitions, as well as to an increase in research and development efforts to support our growth strategy. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $10.6 million, or 13.5%, in the three months ended December 31, 2006 to $89.2 million, from $78.6 million in the three months ended December 31, 2005. Selling, general and administrative expense is primarily comprised of compensation expense. Despite the increase in selling, general and administrative expense related to acquisitions made during fiscal 2006, the total increase in the three months ended December 31, 2006 was less than the increase in our revenue which resulted in a decrease of selling, general and administrative expense as a percentage of total revenue.

      AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended December 31, 2006 was $17.7 million, compared to $7.6 million in the three months ended December 31, 2005. The increase in amortization of purchased intangible assets was due to purchased intangible assets acquired in our fiscal 2006 acquisitions.

      OPERATING INCOME. Operating income increased by $4.8 million, or 5.8%, in the three months ended December 31, 2006, to $87.5 million, or 12.7% of revenue, from $82.7 million, or 14.1% of revenue, in the three months ended December 31, 2005. The decrease in operating income as a percentage of revenue was attributable to a 19.7% increase in operating expense which grew at a greater rate than the 17.7% increase in revenue during the three months ended December 31, 2006. The increase in operating expense is primarily attributable to the increases in amortization and operating expense related to our fiscal 2006 acquisitions offset by a decrease in our ongoing operating expenses.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $3.3 million in the three months ended December 31, 2006 to $11.7 million from $8.4 million in the three months ended December 31, 2005. The increase in interest income and other, net, is primarily attributable to the impact of foreign exchange benefits as well as to the increase in market interest rates on our cash and short-term interest-bearing investments.

      INCOME TAXES. Income taxes for the three months ended December 31, 2006 were $5.9 million on pretax income of $99.2 million, resulting in an effective tax rate of 5.9% compared to 17.3% in the three months ended December 31, 2005. Of the reduction in our effective tax rate, approximately 9.5% was attributable to release of tax reserves as a result of the resolution of a prior year tax audit, as well as changes in the Company's tax reserves made in the ordinary course of business, approximately 4% was attributable to the net effect of acquisition-related costs and equity-based compensation expense and the remaining difference was primarily attributable to the geographical distribution of earnings from global operations. Our effective tax rate for fiscal year 2007 is expected to be between 10% to 14% on an annualized basis compared to 14.8% in fiscal year 2006. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

      NET INCOME. Net income was $93.3 million in the three months ended December 31, 2006, compared to net income of $75.3 million in the three months ended December 31, 2005. The increase in net income is attributable to the increase in our operating income, the increase in interest income and other, net, and the decrease of our effective tax rate.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.06, or 16.7%, in the three months ended December 31, 2006 to $0.42 from $0.36 in the three months ended December 31, 2005. The increase in diluted earnings per share resulted from the increase in net income, partially offset by the increase in diluted weighted average numbers of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,018.5 million as of December 31, 2006, compared to $979.4 million as of September 30, 2006. The increase is mainly attributable to positive cash flows from operations of $99.1 million, proceeds from employee stock options exercised of $15.5 million, partially offset by $50.6 million of capital expenditures and $26.6 million cash paid for acquisitions. Net cash provided by operating activities amounted to $99.1 million and $83.5 million for the three months ended December 31, 2006 and 2005, respectively.

      Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs for at least the next fiscal year.

      As of December 31, 2006, $450.0 million and $0.2 million aggregate principal amount of our 0.50% Convertible Senior Notes due 2024 and 2% Convertible Notes due 2008 were outstanding, respectively. As of December 31, 2006, we had available short-term general revolving lines of credit totaling $31.0 million, none of which was outstanding, and outstanding letters of credit and bank guarantees from various banks totaling $8.3 million. As of December 31, 2006, we had outstanding short term loans totalling $1.8 million secured by specified pledges and guaranties.

      We have contractual obligations for our convertible notes, financing arrangements and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for fiscal 2006. Since September 30, 2006, there have been no material changes in contractual obligations outside the ordinary course of our business.

      Our capital expenditures were approximately $50.6 million in the three months ended December 31, 2006. Approximately 55% of these expenditures consisted of purchases of computer equipment, and the remainder to leasehold improvements. The capital expenditures in the three months ended December 31, 2006 were mainly attributable to investments in our operating facilities and our development centers around the world. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

      We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

      During the three months ended December 31, 2006 and 2005, approximately 70% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates on our consolidated operations was not material. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Not applicable

ITEM 2. REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2006:

      (1)   Form 6-K dated December 14, 2006.

      (2)   Form 6-K dated December 13, 2006.

      (3)   Form 6-K dated November 2, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AMDOCS LIMITED

                                       /s/ Thomas G. O'Brien
                                       -------------------------------
                                       Thomas G. O'Brien
                                       Treasurer and Secretary
                                       Authorized U.S. Representative

Date: February 6, 2007